Free Writing Prospectus (To the Prospectus dated September 21, 2005 and Prospectus Supplement dated November 1, 2006)	Filed Pursuant to Rule 433 Registration No. 333-126811 July 2, 2007

$ Super Track Notes due August 13, 2008 Linked to the Dow Jones EURO STOXX 50® Index Medium-Term Notes, Series A, No. E-765

Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Initial Valuation Date:	July 9, 2007

Issue Date:	July 12, 2007

Final Valuation Date:	August 8, 2008*

Maturity Date:	August 13, 2008* (resulting in a term to maturity of approximately 13 months)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof

Reference Asset:	Dow Jones EURO STOXX 50® Index (the “Index”) (Bloomberg ticker symbol “SX5E <Index>”)

Upside Leverage Factor:	3

Maximum Return:	The actual maximum return on the Notes will be set on the initial valuation date and will not be less than 22.50%.

Payment at Maturity:

If the final level is greater than the initial level, you will receive a cash payment that provides you with a return per $1,000 principal amount Note equal to the index return multiplied by three, subject to a maximum return on the Notes of 22.50%. For example, if the index return is 7.50% or more, you will receive the maximum return on the Note of 22.50%, which entitles you to the maximum payment of $1,225.00 for every $1,000 principal amount Note that you hold. Accordingly, if the index return is positive, your payment per $1,000 principal amount Note will be calculated as follows, subject to the maximum return:

$1,000 + [$1,000 x (Index Return x 3)]

Your investment will be fully exposed to any decline in the Index. If the final level declines from the initial level, you will lose 1% of the principal amount of your Notes for every 1% that the Index declines beyond the initial index level. Accordingly, if the index return is negative, your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + ($1,000 x Index Return)

You will lose some or all of your investment at maturity if the final level declines from the initial level.

Index Return:	The performance of the Index from the initial level to the final level, calculated as follows: Final Level – Initial Level Initial Level
Initial Level:	, the Index closing level on the initial valuation date.

Final Level:	The Index closing level on the final valuation date.

Business Day Convention:	Modified following

Settlement:	DTC; global notes

CUSIP/ISIN:	06738G FU9 and US06738GFU94

*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an Index or Indices” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement and “ Selected Risk Considerations” beginning on page FWP-3 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated September 21, 2005 and the prospectus supplement dated November 1, 2006, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated September 21, 2005, as supplemented by the prospectus supplement dated November 1, 2006 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated November 1, 2006 and prospectus dated September 21, 2005:

http://www.sec.gov/Archives/edgar/data/312070/000119312506219780/d424b2.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below assume an initial level of 4,457.99 and a maximum return on the Notes of 22.50%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Level	Index Return	Payment at Maturity	Total Return on the Notes
8,915.98	100%	$1,225.00	22.50%
8,470.18	90%	$1,225.00	22.50%
8,024.38	80%	$1,225.00	22.50%
7,578.58	70%	$1,225.00	22.50%
7,132.78	60%	$1,225.00	22.50%
6,686.99	50%	$1,225.00	22.50%
6,241.19	40%	$1,225.00	22.50%
5,795.39	30%	$1,225.00	22.50%
5,349.59	20%	$1,225.00	22.50%
4,903.79	10%	$1,225.00	22.50%
4,680.89	5%	$1,150.00	15.00%
4,457.99	0%	$1,000.00	0.00%
4,012.19	-10%	$900.00	-10.00%
3,566.39	-20%	$800.00	-20.00%

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Final Level	Index Return	Payment at Maturity	Total Return on the Notes
3,120.59	-30%	$700.00	-30.00%
2,674.79	-40%	$600.00	-40.00%
2,229.00	-50%	$500.00	-50.00%
1,783.20	-60%	$400.00	-60.00%
1,337.40	-70%	$300.00	-70.00%
891.60	-80%	$200.00	-80.00%
445.80	-90%	$100.00	-90.00%
0.00	-100%	$0.00	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from an initial level of 4,457.99 to a final level of 4,680.89.

Because the final level of 4,680.89 is greater than the initial level of 4,457.99 and the index return of 5.00% multiplied by 3 does not exceed the hypothetical maximum return of 22.50%, the investor receives a payment at maturity of $1,150.00 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (5.00% x 3)] = $1,150

Example 2: The level of the Index decreases from an initial level of 4,457.99 to a final level of 4,012.19.

Because the final level of 4,012.19 is less than the initial level of 4,457.99, the index return is negative and the investor will receive a payment at maturity of $900 per $1,000 principal amount Note.

$1,000 + ($1,000 x -10%) = $900

Example 3: The level of the Index increases from an initial level of 4,457.99 to a final level of 5,349.59.

Because the index return of 20% multiplied by 3 exceeds the hypothetical maximum return of 22.50%, the investor receives a payment at maturity of $1,225.00 per $1,000 principal amount Note, the maximum payment on the Notes.

Selected Purchase Considerations

•

Appreciation Potential—The Notes provide the opportunity to enhance equity returns by multiplying a positive index return by three, up to the maximum return on the Notes of 22.50%, or $1,225.00 for every $1,000 principal amount Note. The actual maximum return on the Notes will be set on the initial valuation date and will not be less than 22.50%. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Diversification Among European Equities of the Dow Jones EURO STOXX 50® Index—The Index consists of 50 component stocks of market sector leaders from within the Eurozone. For additional information about the Index, see the information set forth under “Description of the Reference Asset” in this free writing prospectus.

•

Certain U.S. Federal Income Tax Considerations—The United States federal income tax consequences of your investment in the Notes are uncertain. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the Index. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss would generally be long term capital gain or loss if you have held your Notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, your Notes should be treated in the manner described above. For a further discussion of the tax treatment of your Notes as well as possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement.

•

Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the index return is positive or negative. Your investment will be fully exposed to any decline in the final level as compared to the initial level.

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•

Your Maximum Gain on the Notes Is Limited to the Maximum Return—If the final level is greater than the initial level, for each $1,000 principal amount Note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index, which may be significant. We refer to this percentage as the maximum return, which will be set on the initial valuation date and will not be less than 22.50%.

•

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

No Direct Exposure to Fluctuations in Foreign Exchange Rates—The value of your Notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currency in which the stocks composing the Index are denominated, although any currency fluctuations could affect the performance of the Index. Therefore, if the applicable currency appreciates or depreciates relative to the U.S. dollar over the term of the Notes, you will not receive any additional payment or incur any reduction in your payment at maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time to maturity of the Notes;

•	the dividend rate on the common stocks underlying the Index;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events;

•	the exchange rate and the volatility of the exchange rate between the dollar and the Euro; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Description of the Reference Asset

We have derived all information regarding the Index, including, without limitation, its makeup, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, STOXX Limited (“STOXX”). The Index is calculated, maintained and published by STOXX. We make no representation or warranty as to the accuracy or completeness of such information.

The Index was created by STOXX, a joint venture between Deutsche Börse AG, Dow Jones & Company and SWX Swiss Exchange. Publication of the Index began on February 26, 1998, based on an initial Index value of 1,000 at December 31, 1991. The Index is published in The Wall Street Journal and disseminated on the STOXX website: www.stoxx.com, which sets forth, among other things, the country and industrial sector weightings of the securities included in the Index and updates these weightings at the end of each quarter. Information contained in the STOXX website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

Index Composition and Maintenance

The Index is composed of 50 component stocks of market sector leaders from within the Index, which includes stocks selected from the Eurozone. The component stocks have a high degree of liquidity and represent the largest companies across all market sectors defined by the Dow Jones Global Classification Standard.

The composition of the Index is reviewed annually, based on the closing stock data on the last trading day in August. The component stocks are announced the first trading day in September. Changes to the component stocks are implemented on the third Friday in September and are effective the following trading day. Changes in the composition of the Index are made to ensure that the Index includes the 50 market sector leaders from within the Index. A current list of the issuers that comprise the Index is available on the STOXX website: www.stoxx.com.

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The free float factors for each component stock used to calculate the Index, as described below, are reviewed, calculated and implemented on a quarterly basis and are fixed until the next quarterly review. The Index is also reviewed on an ongoing basis. Corporate actions (including initial public offerings, mergers and takeovers, spin-offs, delistings and bankruptcy) that affect the Index composition are immediately reviewed. Any changes are announced, implemented and effective in line with the type of corporate action and the magnitude of the effect.

Index Calculation

The Index is calculated with the “Laspeyres formula”, which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating the Index value can be expressed as follows:

Index =	free float market capitalization of the Index adjusted base date market capitalization of the Index	X 1,000

The “free float market capitalization of the Index” is equal to the sum of the products of the closing price, market capitalization and free float factor for each component stock as of the time the Index is being calculated. The Index is also subject to a divisor, which is adjusted to maintain the continuity of Index values despite changes due to corporate actions. The following is a summary of the adjustments to any component stock made for corporate actions and the effect of such adjustment on the divisor, where shareholders of the component stock will receive “B” number of shares for every “A” share held (where applicable).

Corporate Action	Adjusted Price Equals	New Number of Shares Equals	Divisor
Split and reverse split	closing price * A/B	old number of shares * B/A	no change

Rights offering	(closing price * A + subscription price * B) / A + B)	old number of shares * (A + B) / A	increases

stock dividend	closing price * A / (A + B)	old number of shares * (A + B) / A	no change

Stock dividend of another company	(closing price * A – closing price of other company * B) / A		decreases

Return of capital and share consideration	(closing price – dividend announced by company * (1-withholding tax)) * A / B	old number of shares * B / A	decreases

Repurchase shares / self tender	((price before tender * old number of shares) – (tender price * number of tendered shares)) / (old number of shares – number of tendered shares)	old number of shares – number of tendered shares	decreases

Spin-off	(closing price * A – price of spun-off shares * B) / A		decreases

Combination stock distribution (dividend or split) and rights offering (assumes shareholders receive B new shares from the distribution and C new shares from the rights offering for every A share held.

If A is not equal to one share, all the following “new number of shares” formulae need to be divided by A.

If rights are applicable after stock distribution (one action applicable to other):

(closing price * A + subscription price * C * (1 + B / A)) / ((A + B) * (1 + C / A))

If stock distribution is applicable after rights (one action applicable to other):

(closing price * A + subscription price * C) / ((A + C) * (1 + B / A))

Stock Distribution and rights (neither action is applicable to the other):

(closing price * A + subscription price * C) / ((A + B + C)

If rights are applicable after stock distribution (one action applicable to other):

old number of shares * ((A + B) * (1 + C / A)) / A

If stock distribution is applicable after rights (one action applicable to other):

old number of shares * ((A + C) * (1 + B / A))

Stock Distribution and rights (neither action is applicable to the other):

old number of shares * (A + B + C) / A

increases

License Agreement

We have entered into a non-exclusive license agreement with STOXX whereby we, in exchange for a fee, are permitted to use the Index in connection with the offer and sale of the Notes. The license agreement between STOXX and us provides that the following language must be set forth in this pricing supplement:

STOXX and Dow Jones & Company, Inc. (“Dow Jones”) have no relationship to Barclays Bank PLC, other than the licensing of the Index and the related trademarks for use in connection with the Notes.

STOXX and Dow Jones do not:

•	Sponsor, endorse, sell or promote the Notes.

•	Recommend that any person invest in the Notes or any other securities.

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•	Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the Notes.

•	Have any responsibility or liability for the administration, management or marketing of the Notes.

•	Consider the needs of the Notes or the owners of the Notes in determining, composing or calculating the Index or have any obligation to do so.

STOXX and Dow Jones will not have any liability in connection with the Notes. Specifically:

•	STOXX and Dow Jones do not make any warranty, express or implied and disclaim any and all warranty about:

•	The results to be obtained by the Notes, the owner of the Notes or any other person in connection with the use of the Index and the data included in Index;

•	The accuracy or completeness of the Index and its data;

•	The merchantability and the fitness for a particular purpose or use of the Index and its data;

•	STOXX and Dow Jones will have no liability for any errors, omissions or interruptions in the Index or its data;

•	Under no circumstances will STOXX or Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX or Dow Jones knows that they might occur.

The licensing agreement between Barclays Bank PLC and STOXX is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.

The Index is proprietary and copyrighted material. The Index and the related trademarks have been licensed for certain purposes by Barclays Bank PLC.

Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index closing level from January 7, 2002 through June 28, 2007. The Index closing level on June 28, 2007 was 4,457.99.

We obtained the Index closing levels below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the final valuation date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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